January 14, 2021

VIA EDGAR TRANSMISSION

Alberto Zapata, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust IV, File Nos. 333-204808 and 811-23066 (“Registrant”)

Dear Mr. Zapata:

On September 21, 2020, the Registrant, on behalf of its series, USA Mutual Vitium Global Fund (“Vitium Global Fund”) and USA Mutual Navigator Fund (“Navigator Fund”) (each a “Fund” and collectively the “Funds”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on November 6, 2020, you provided Jennifer Farrell and Eric Kane of Ultimus Fund Solutions LLC with comments to the Amendment from the Staff of the Securities and Exchange Commission’s (“Staff”). Below, please find a summary of the Staff’s comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized.

Prospectus

General

Comment 1: Please disclose how Vitium Global Fund will approach relevant environmental, social and governance (“ESG”) proxy issues for their holdings or, alternatively, explain why such disclosures are not required.

Response: The Registrant notes that Vitium Global Fund will vote proxies consistent with its proxy voting policy, which delegates voting responsibility to the Adviser. The Adviser’s proxy voting policy reflects the Adviser’s general voting positions on specific corporate governance issues and corporate actions. In determining how to vote positions, the Adviser will vote consistently with its sustainability framework as detailed in the proxy guidelines. These proxy voting policies and procedures are described in the section entitled “Proxy Voting” in Vitium Global Fund’s SAI, in accordance with Item 17(f) of Form N-1A. Furthermore, a copy of the Adviser’s proxy voting policies will be attached as Appendix A to the SAI and is included as an

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217

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exhibit hereto. Accordingly, the Registrant believes that the existing level of disclosure is appropriate

Comment 2: Please indicate if and when Class Z shares of Navigator Fund will be offered for sale. If there are no plans to launch Class Z shares, consider removing Class Z shares from the Prospectus.

Response: The Registrant has confirmed with the Adviser that there are no current plans to launch Class Z shares of the Navigator Fund, although the Adviser may choose to do so in the future.

Fee and Expense Table

Comment 3: Please revise the Funds’ Item 3 disclosure to include the required language regarding the sales charge discounts identified on page 16 of the Prospectus.

Response: The Registrant has amended Vitium Global Fund’s Item 3 disclosures to state the following:

Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in Class A shares of the Fund. More information about these and other discounts is available from your financial professional and in Choosing a Share Class on page [16] of the Fund’s Prospectus. In addition, descriptions of the sales load waivers and/or discounts for Class A shares with respect to certain financial intermediaries are reproduced in “Appendix A: Intermediary-Specific Sales Charge Waivers and Discounts” to the Prospectus based on information provided by the financial intermediary.

The Registrant notes that Navigator Fund does not assess upfront sales charges and, therefore, offers no sales discounts to investors.

Principal Investment Strategies

Comment 4: Please address the following ESG matters in either the Item 4 or Item 9 principal risk disclosures of Vitium Global Fund:

(i)	describe the criteria used to determine that “vice industries” are characterized in a manner consistent with the Fund’s chosen focus;

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(ii)	disclose if the Fund selects investments by reference to an ESG index, third-party rating organization, or proprietary screens or a combination of these methods and describe the factors the method considers in screening potential investments;
(iii)	describe the Adviser’s due diligence practices for screening potential investments and disclose whether the Adviser perform its own independent analysis of issuers or if it relies exclusively on third-party screening;
(iv)	explain whether the Fund’s ESG criteria is applied to every investment and whether ESG criteria are the only factors considered when choosing an investment; and
(v)	if the Fund uses a third-party scoring provider(s), identify the provider(s) in the Fund’s principal investment strategy disclosures and add any requisite disclosures in the Fund’s principal investment risks.

Response: With respect to Comment 4, please note that Vitium Global Fund does not and will not hold itself out as an “ESG” fund. With respect to 4(i), disclosure regarding what determines vice industries is set forth below. With respect to comments 4(ii) and (v), the Registrant has confirmed that Vitium Global Fund does not use an index or third-party scoring provider for criteria regarding what is a vice stock. Its proprietary top-down analysis is referenced in the disclosure set forth below. With respect to comment 4(iii), the Adviser does not have a due diligence screening process per se, for example, similar to a due diligence process that might be employed for an ESG fund and thus the Adviser does not rely on third-party screening. The Registrant has amended its disclosures to state the following:

Vitium Global Fund

The Vitium Global Fund, a diversified investment company, invests primarily in equity securities (i.e., common stocks, preferred stocks and securities convertible into common stocks) of small, medium and large capitalization companies, which include U.S. issuers and foreign issuers, including those whose securities are traded in foreign jurisdictions, as well as those whose securities are traded in the U.S. as ADRs.

Every portfolio company ~~Portfolio companies~~ chosen for investment by the Vitium Global Fund are selected from a universe of companies that derive a significant portion of their revenues from the alcoholic beverages, defense/aerospace, gaming and tobacco industries. For purposes of this selection process, the term “significant portion” means that approximately 25% or more of a portfolio company’s revenues

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are derived from the alcoholic beverages, defense/aerospace, gaming and/or tobacco industries.

Companies within this universe, using the aforementioned criteria, are then further analyzed in order to determine their potential for capital appreciation. This process begins with a proprietary top-down analysis of each industry’s macroeconomic climate and ends with ~~a~~ the Adviser’s thorough examination of company fundamentals using outside analyst ratings and stock selection rating tools, including factors such as valuation, sales and earnings growth, profitability, indebtedness and competitive position.

Sell decisions with respect to the Vitium Global Fund’s investment in a particular company may occur when it appears that the company is no longer able to achieve the results generally expected due to either a company specific issue, such as a loss of a key customer, or a change in industry dynamics. The Adviser will sell a security when appropriate and consistent with the Vitium Global Fund’s investment objective and policies, regardless of the effect on the Vitium Global Fund’s portfolio turnover rate. Buying and selling securities generally involves some expense to the Vitium Global Fund, such as broker commissions and other transaction costs. An increase in the portfolio turnover rate involves correspondingly greater transaction costs and increases the potential for short-term capital gains, which are taxable as ordinary income and may affect an investor’s after-tax returns.

Under normal market conditions, the Vitium Global Fund will invest at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies that derive a significant portion of their revenues from a group of vice industries that includes the alcoholic beverages, defense/aerospace, gaming and tobacco industries. “Vice industries” are those industries whose focus, in the Adviser’s assessment, may be morally questioned by members of the general public or faces funding or regulatory challenges because of social disapproval. The Vitium Global Fund will concentrate at least 25% of its net assets in this group of four vice industries (but no more than 80% of its net assets in any single industry). In addition, under normal market conditions, the Vitium Global Fund will invest in at least three countries (one of which may be the United States) and will invest at least 40% of its total assets at the time of purchase in non-U.S. companies.

The Vitium Global Fund will also participate in other strategies in an attempt to generate incremental returns, including short selling of securities and certain

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options strategies. Use of these strategies may vary depending upon market and other conditions, and may be limited by regulatory and other constraints to which the Vitium Global Fund is subject.

For cash management purposes or due to a lack of suitable investment opportunities, the Vitium Global Fund may hold up to 20% of its net assets in cash or similar short-term, high-quality debt securities. These short-term debt securities and money market instruments include commercial paper, certificates of deposit, bankers’ acceptances, shares of money market mutual funds, U.S. Government securities and repurchase agreements.

Comment 5: On page 2 of the Prospectus, please define “vice industry” and explain how a “vice industry” is determined. If at least 25% of Vitium Global Fund’s assets are in the alcoholic beverages, defense/aerospace, gaming and tobacco industries, please describe the other vice industries in which the Fund’s remaining assets are allocated.

Response: The Registrant has amended its disclosures to state the following:

Under normal market conditions, the Fund will invest at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies that derive a significant portion of their revenues from a group of vice industries that includes the alcoholic beverages, defense/aerospace, gaming, and tobacco industries. The Fund will concentrate at least 25% of its net assets in this group of four vice industries (but no more than 80% of its net assets in any single industry). “Vice industries” are those industries whose focus, in the adviser’s assessment, may be morally questioned by members of the general public or face funding or regulatory challenges because of social disapproval. In addition, under normal market conditions, the Fund will invest in at least three countries (one of which may be the United States) and will invest at least 40% of its total assets at the time of purchase in non-U.S. companies.

Comment 6: Please describe what “other strategies” USA Vitium will participate in to generate incremental returns as disclosed on page 2 of the Prospectus.

Response: The Registrant notes that the USA Vitium discloses that it will use “short selling of securities and certain options strategies” to generate incremental returns depending upon market and other conditions. The Registrant has amended its disclosures to further state the following:

The Fund will also participate in other strategies in an attempt to generate incremental returns, including short selling of securities and certain options

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strategies. Use of these strategies may vary depending upon market and other conditions and may be limited by regulatory and other constraints to which the Fund is subject.

Principal Investment Risks:

Comment 7: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to a fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order each Fund’s principal risk disclosures so that the most significant risks appear first followed by the remaining risks in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order each Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to identify which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 8: Please consider whether ESG Risk is an appropriate risk for Vitium Global Fund

Response: Vitium Global Fund is not an ESG fund. Therefore, ESG Risk is not an appropriate disclosure.

Comment 9: Please discuss how Vitium Global Fund will use derivatives to meet its investment strategy. If it will not, please delete the Fund’s disclosure of “Derivatives Risk.”

Response: The Registrant refers to its response to Comment 6.

Performance

Comment 10: For each Fund, please provide the following representations and/or confirmations as described in the MassMutual No-Action Letter (Mass Mutual Institutional Funds, SEC No-Action Letter, pub. avail. Sept. 28, 1995):

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(i).	Please describe why and when the Predecessor Fund was created. If it was created solely for the establishment of a performance record, prior performance should not be included in the Registration Statement.
(ii)	Please state whether the Adviser manages or has managed any other accounts substantially similar to the Fund. If so, were those accounts converted to registered investment companies? If not, why not?
(iii)	Please explain why the Predecessor Fund was chosen to be registered and if any other substantially similar accounts had lower performance relative to the Predecessor Fund.
(iv)	State whether the Predecessor Fund transferred substantially all of its securities to the Fund or if only a portion was transferred to the newly registered Fund.
(v)	Please confirm whether the Adviser believes that the Predecessor Fund could have complied with Sub-Chapter M of the Internal Revenue Code. Please also confirm supplementally that (1) the Adviser has the records to support the performance calculation shown; (2) the objectives, policies, guidelines and restrictions of the Fund are in all material respects equivalent to those of the Predecessor Fund; (3) the Fund will show both before and after tax returns once the Fund has performance as a mutual fund; (4) the performance has been adjusted to reflect the Fund’s maximum sales load; and (5) all Predecessor Fund expenses were deducted from the performance shown, and, if the Fund will have higher fees than the Predecessor Fund, disclose that the performance would have been lower.

Response: The Registrant responds to each item in Comment 9 below:

(i)	The Predecessor USA Mutuals Vitium Global Fund and the Predecessor USA Mutual Navigator Fund commenced operations on August 30, 2002 and October 13, 2017, respectively, as series of USA Mutuals, an open-end management investment company organized as a Delaware statutory trust on March 20, 2001. The Predecessor Funds are registered investment companies under the 1940 Act. They were not formed for purpose of establishing a performance record for the proposed Funds.
(ii)	The Adviser does not manage any other accounts with strategies similar to those of either Fund.
(iii)	The Predecessor USA Mutuals Vitium Global Fund Investor Class shares were registered in 2002; Class A and Class C shares were registered on December 8, 2011; and Institutional

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Class shares were added on April 1, 2014. The Predecessor USA Mutuals Navigator Fund commenced operations on October 13, 2017. From February 1, 2002 through October 13, 2017, the Predecessor Fund a hedge fund managed by the Fund’s then-portfolio manager (the “Predecessor Partnership”). The Predecessor Partnership was not registered under the 1940 Act. The Predecessor Partnership was selected to be converted to an open-end mutual fund because the investors in the Predecessor Partnership were the most appropriate for an open-end mutual fund. Their inclusion in the Predecessor Partnership indicated their preference for a fully funded account format.

Each Predecessor Fund will contribute its securities to the identically named corresponding Fund. The Predecessor Funds’ trading strategies and models are the same as those to be used by the Funds.

(iv)	Each Predecessor Fund will transfer substantially all of its assets to the identically named corresponding Fund.
(v)	The Registrant so confirms.

Comment 11: Please explain why the performance bar chart for Navigator Fund goes back to 2010 even though footnote 1 to the performance table states that its Predecessor Fund commenced operations in 2017.

Response: As noted in response to Comment 10, performance prior to October 13, 2017 reflects the performance of Navigator Fund’s Predecessor Partnership. The Registrant will amended the bar chart so that it reflects that the Predecessor Fund commenced operations in 2017.

Additional Information about Principal Investment Strategies and Related Risks:

Comment 12: Consider including a table that summarizes the principal risks for each Fund before the disclosure of each individual risk.

Response: The Registrant has amended the Funds’ risk disclosures accordingly.

Comment 13: Please clarify in the section titled “Choosing A Share Class” on page 17 of the Prospectus that Class Z shares of USA Navigator are not available for sale.

Response: The Registrant notes that the first paragraph under the heading “Choosing A Share Class” and the first sentence of the paragraph labeled “Class Z Shares” states unequivocally that Class Z shares of Navigator Fund are not currently offered for purchase. The Registrant has further amended its disclosures to state the following:

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Class Z Shares (Navigator Fund Only). Class Z shares of the Navigator Fund are not currently offered for purchase. When Class Z shares become available, they may only be available through certain financial intermediaries that have agreements with the Navigator Fund’s distributor, Northern Lights Distributors, LLC (the “Distributor”) to sell Class Z shares.

Comment 14: On page 18 of the Prospectus under the heading “Class A Sales Charge Waivers,” the Vitium Global Fund states: “Please refer to the SAI for detailed program description and eligibility requirements.” Please specify what these are and give specific page references to the SAI.

Response: Appendix A to the Prospectus provides details relating to the sale charge waiver policies of Raymond James & Associates, Inc., Raymond James Financial Services & Raymond James affiliates. The Registrant has amended its disclosures to state as follows:

A financial intermediary may offer different sales charge waivers. Sales charge waiver variations specific to certain financial intermediaries are described in Appendix A to this Prospectus.

Please refer to Appendix A ~~the SAI~~ for detailed program descriptions and eligibility requirements.

Comment 15: Please confirm the Vitium Global Fund is in compliance with IM Guidance 2016-06.

Response: The Registrant confirms.

If you have any questions, please call Eric Kane at (631) 470-2688 or Jennifer Farrell at (631) 470-2778.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser, Esq.

Bibb L. Strench, Esq.

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